UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

2019 Annual General Meeting of International Game Technology PLC

On May 17, 2019, International Game Technology PLC (the “Company”) held its annual general meeting of shareholders (the “2019 AGM”).  At the 2019 AGM, 18 matters were considered and acted upon, including eight matters consisting of the continued appointment of eight members of the board of directors of the Company.  Each of the resolutions 1 through 18 were adopted.  The results of the voting, including the number of votes cast for and against and abstentions, are set forth in Exhibit 99.1 which is being furnished herewith.

Resolution 18 adopted new articles of association of the Company (the “New Articles”) removing redundant and off-market provisions in relation to allotment of shares and disapplication of pre-emption rights. The New Articles are furnished herewith as Exhibit 99.2.

On May 17, 2019, the board of directors of the Company appointed Alberto Dessy as a member of the nominating and corporate governance committee.

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	Results of Annual General Meeting, held May 17, 2019

99.2	Articles of Association of International Game Technology PLC, adopted May 17, 2019

EXHIBIT INDEX

Exhibit Number	Description

99.1	Results of Annual General Meeting, held May 17, 2019

99.2	Articles of Association of International Game Technology PLC, adopted May 17, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2019	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary